Exhibit 1.02
Emerson Electric Co.
Conflict Minerals Report
For The Year Ended December 31, 2013

1.    Overview
This report has been prepared by Emerson Electric Co. (“Emerson,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule relates to the disclosure of certain information relating to “conflict minerals”, which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten (referred to in this report as “3TG”). Capitalized terms used in this report are those defined in the Rule except as otherwise stated.
Product Descriptions
The Company designs and supplies products and technology and delivers engineering services in a wide range of industrial, commercial and consumer end markets around the world. The business segments of the Company are organized primarily by the nature of the products and services they sell.
The Process Management segment provides systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions, including digital plant architecture that allows communication of devices with centralized systems, to provide precision measurement, control, monitoring and asset optimization for plants that produce power or process fluids or items such as petroleum, chemicals, food and beverages, pulp and paper, pharmaceuticals, and municipal water supplies.
The Industrial Automation segment provides low, medium and high voltage alternators and other power generation equipment, commercial and industrial motors and drives, power transmission and materials handling equipment, materials joining and precision cleaning products, fluid power and control mechanisms, and electrical distribution equipment which are used in a wide variety of manufacturing operations to provide integrated manufacturing solutions to customers.
The Network Power segment designs, manufactures, installs and maintains power systems for telecommunications networks, data centers and other critical applications, including power conditioning and uninterruptible AC and DC power supplies, precision cooling systems, electrical switching equipment, and integrated data center infrastructure monitoring and management systems.
The Climate Technologies segment supplies compressors, temperature sensors and controls, thermostats, flow controls and remote monitoring technology and services to all elements of the climate control industry, including residential heating and cooling, commercial air conditioning, commercial and industrial refrigeration, and marine controls.
The Commercial & Residential Solutions segment provides tools for professionals and homeowners, home and commercial storage systems, and appliance solutions.

Conflict Minerals Policy Statement
Emerson’s conflict minerals policy statement is publicly available on our website at www.emerson.com.
Grievance Mechanism
Employees and third parties may report a concern related to business conduct issues, including concerns related to conflict minerals, by clicking on the following website: https://www.tnwgrc.com/emerson/. Alternatively, any employee or third party may contact the Board of Directors or any of its Committees directly by writing to the Corporate Secretary at: Emerson Electric Co. Board of Directors, c/o Corporate Secretary, 8000 W. Florissant Avenue, St. Louis, Missouri, 63136, USA.
Brief Description of Supply Chain

The products that we manufacture are typically highly engineered, complex and contain thousands of parts from a vast network of direct suppliers around the world. There are generally multiple tiers of suppliers between the 3TG mines, smelters, and our direct suppliers. As a downstream purchaser, we are limited to relying on our direct suppliers to work with their upstream suppliers to provide us with accurate information about the origin of 3TG in the components, parts, or assemblies we purchase. Most of our supplier purchase contracts contain terms of years, but we include when possible new contract terms with flow-down requirements that compel our suppliers to support our due diligence efforts with respect to 3TG content.
2.    Reasonable Country of Origin Inquiry
We conducted a risk-based engineering analysis of all of the products we manufacture or contract to manufacture to identify all direct suppliers providing us with items known to contain, or with a high probability of containing, 3TG. We then requested all of our identified direct 3TG suppliers to provide information to us regarding their 3TG content and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities. Our supplier outreach efforts also included web-based training opportunities and escalation procedures for non-responding suppliers.
Based on this reasonable country of origin inquiry, we concluded that we did not have sufficient reason to believe the 3TG materials in our supply chain did not originate in a Covered Country or were from recycled or scrap sources. Accordingly, the Company further pursued its supply chain inquiry and conducted due diligence on that supply chain as required by the Rule. There was significant overlap between our reasonable country of origin inquiry efforts and our due diligence efforts, described below.

3.    Due Diligence
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the The Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten, including the Final Downstream Report on one-year pilot implementation of the Supplement on Tin, Tantalum and Tungsten. OECD publication Jan. 2013 (http://www.oecd.org).
MANAGEMENT SYSTEMS
Vendor Expectations
We have adopted a conflict minerals policy statement related to our sourcing of 3TG and expect all of our suppliers to comply with that policy statement. In addition, our standard procurement contracts require compliance with all applicable legal requirements and Emerson’s Supplier Code of Conduct (www.emerson.com).
Internal Team
We have established a management system to support supply chain due diligence related to 3TG. Our management system includes a steering committee sponsored by the Executive Vice-President, General Counsel and Secretary, and a global team of subject matter experts from each of our business segments, supply chain, engineering, law, and internal audit. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy.
Supplier Engagement
We maintain a database of all of our 3TG suppliers and a record of their responses to our 3TG inquiries. This information allows us to monitor the progress of our 3TG suppliers in providing 3TG information and whether that progress is consistent with our values and policies, the OECD Guidance, the Rule, and applicable laws.
IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN
Survey Responses
Where responses were received from our suppliers, they were provided using the Template as well as other forms. We reviewed the results to determine which required further engagement. The criteria included non-responses, incomplete responses as well as inconsistencies within the data reported by those suppliers. We then engaged with as many of those suppliers as possible, seeking responses, additional information or clarifications as needed. We conducted multiple rounds of inquiries.
A portion of our responding suppliers provided a list of smelters they used to process 3TG content contained in the components supplied to their customers. These responses included the names of facilities listed by our suppliers as smelters or refiners. Where the smelter identification number was provided, we verified that the facility was listed on the EICC-GeSi smelter list included in the Template or flagged the facility as one not certified “conflict free” under the EICC/GeSI Conflict Free Smelter Program (“CFSP”).

Efforts to Determine Mine or Location of Origin.
We believe that requesting our direct suppliers to complete the Template and cross-checking to the CFSP database of conflict free smelters represents the best reasonable means to attempt to determine the mines or locations of origin of 3TG in our supply chain. We have reached this conclusion in part as a result of the recommendations resulting from the OECD Final Downstream Report on one-year pilot implementation of the Supplement on Tin, Tantalum and Tungsten.
DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

•	We have adopted and implemented a risk management plan that outlines the company responses to identified risks.

•	Senior management is briefed about our due diligence efforts on a regular basis.

•	We have adopted a conflict minerals policy.

•	We have found no instance to date where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier.

•	We engage in regular ongoing risk assessment through our suppliers’ annual data submissions and ongoing supplier engagement.

CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN
We do not typically have direct relationships with 3TG smelters and refiners and therefore do not perform or direct audits of these entities. We support audits conducted by third parties through participation in the CFSP.
REPORT ON SUPPLY CHAIN DUE DILIGENCE

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website at www.emerson.com and is filed with the SEC.
4.    Steps to be taken to mitigate risk
We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Increase our focus on suppliers representing the highest risk of providing products containing 3TG.

•	Engage directly with suppliers and provide them information and training resources to attempt to increase the response rates and improve the content of the supplier survey responses.

•
Engage with and review our relationships with suppliers not cooperating with our due diligence efforts or found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries, and take action, where necessary or appropriate, to comply with our conflict minerals policy statement.

•	Work with the OECD, our suppliers, and relevant trade associations to define and improve best practices and encourage responsible sourcing of 3TG.